09010733

safe

we're a long way from wall street

loan

we have money to lend. just ask.

relationship

do you have one with your banker?

atlantic®
community bank

It's your money. It's your bank.

Atlantic Bancshares, Inc.
2008 annual report

Don't let the media scare you. We are a long way from Wall Street. ACB can help you maximize your FDIC insurance coverage so your deposits are **safe**.

Together we can create a solution to fit your current and future **loan** needs.

Do you have a **relationship** with your banker? Now more than ever, it is the most important financial connection you can make.

It's your money. It's your bank.

atlantic® community bank

It's your money. It's your bank.

sheridan park center, **bluffton** 843.815.7111

executive center, suite 108, **hilton head island** 843.785.3400

atlanticcommunitybank.com

Atlantic Bancshares, Inc.

Trend Analysis


total assets
[$ millions]
100
95
90
85
80
75
70
65
60
55
50
12/06
12/07
12/08
quarter ending


loans receivable
[$ millions]
85
80
75
70
65
60
55
50
45
40
35
12/06
12/07
12/08
quarter ending


deposits
[$ millions]
75
70
65
60
55
50
45
40
12/06
12/07
12/08
quarter ending


2008 net loss
[$ thousands]
155
145
135
125
115
105
95
85
75
65
3/08
6/08
9/08
12/08
quarter ending

Atlantic Bancshares, Inc.

One Sheridan Park Circle
Post Office Box 3077
Bluffton, South Carolina 29910

Notice of Annual Meeting of Shareholders

Dear Fellow Shareholder:

We cordially invite you to attend the 2009 Annual Meeting of Shareholders of Atlantic Bancshares, Inc., the holding company for Atlantic Community Bank. At the meeting, we will report on our performance in 2008 and answer your questions. We look forward to discussing our plans with you. We hope you can attend the meeting and look forward to seeing you there.

This letter serves as your official notice that we will hold the meeting on Friday, May 22, 2009 at 10:00 AM at the Community Center, Oscar Frazier Park, 77 Shults Road, Bluffton, South Carolina 29910, for the following purposes:

1. To elect our board of directors;
2. To ratify the appointment of Elliott Davis, LLC as our independent registered public accounting firm for fiscal year 2009; and
3. To transact any other business that may properly come before the meeting or any adjournment of the meeting.

Shareholders owning our common stock at the close of business on April 3, 2009, are entitled to attend and vote at the meeting. A complete list of these shareholders will be available at our offices prior to the meeting. In addition to the specific matters to be acted upon, there also will be a report on our operations, and our directors and officers will be present to respond to your questions.

Please use this opportunity to take part in the affairs of your company by voting on the business to come before this meeting. Even if you plan to attend the meeting, we encourage you to complete and return the enclosed proxy to us as promptly as possible.

By Order of the Board of Directors,

Brian J. Smith
Chairman of the Board of Directors

April 17, 2009
Bluffton, South Carolina

Atlantic Bancshares, Inc.
One Sheridan Park Circle
Post Office Box 3077
Bluffton, South Carolina 29910

Proxy Statement for the Annual Meeting of Shareholders to be held on May 22, 2009

Our board of directors is soliciting proxies for the 2009 Annual Meeting of Shareholders. This proxy statement contains important information for you to consider when deciding how to vote on the matters brought before the meeting. We encourage you to read it carefully.

Voting Information

The board set April 3, 2009 as the record date for the meeting. Shareholders owning our common stock at the close of business on that date are entitled to attend and vote at the meeting, with each share entitled to one vote. There were 1,251,577 shares of common stock outstanding on the record date. A majority of the outstanding shares of common stock represented at the meeting will constitute a quorum. We will count abstentions and broker non-votes, which are described below, in determining whether a quorum exists.

Many of our shareholders hold their shares through a stockbroker, bank, or other nominee rather than directly in their own name. If you hold your shares in a stock brokerage account or by a bank or other nominee, you are considered the *beneficial owner* of shares held in street name, and these materials are being forwarded to you by your broker or nominee, which is considered the *shareholder of record* with respect to those shares. As the *beneficial owner*, you have the right to direct your broker or nominee how to vote and are also invited to attend the annual meeting. However, since you are not the *shareholder of record*, you may not vote these shares in person at the meeting unless you obtain a signed proxy from the *shareholder of record* giving you the right to vote the shares. Your broker or nominee is required to provide you with a voting instruction card for you to use to direct your broker or nominee how to vote these shares.

When you sign the proxy card, you appoint Robert P. Trask and Brian J. Smith as your representatives at the meeting. Messrs. Trask and Smith will vote your proxy as you have instructed them on the proxy card. If you submit a proxy but do not specify how you would like it to be voted, Messrs. Trask and Smith will vote your proxy for the election to the board of directors of all nominees listed below under "Election of Directors" and for the ratification of Elliott Davis LLC as our independent registered public accounting firm. We are not aware of any other matters to be considered at the meeting. However, if any other matters come before the meeting, Messrs. Trask and Smith will vote your proxy on such matters in accordance with their judgment.

You may revoke your proxy and change your vote at any time before the polls close at the meeting. You may do this by signing and delivering another proxy with a later date or by voting in person at the meeting. (Again, though, if you are not the *shareholder of record*, you must first obtain a signed proxy from the *shareholder of record* giving you the right to vote the shares).

Brokers who hold shares for the accounts of their clients may vote these shares either as directed by their clients or in their own discretion if permitted by the exchange or other organization of which they are members. Proxies that brokers do not vote on some proposals but that they do vote on others are referred to as "broker non-votes" with respect to the proposals not voted upon. A broker non-vote does not count as a vote in favor of or against a particular proposal for which the broker has no discretionary voting authority, and shares subject to a broker non-vote on a matter will not be considered to be entitled to vote on the matter at the meeting. In addition, if a shareholder abstains from voting on a particular proposal, the abstention does not count as a vote in favor of or against the proposal.

We are enclosing with this proxy statement a copy of our audited financial statements for the year ended December 31, 2008. In addition, our Annual Report on Form 10-KSB for the year ended December 31, 2008 and other SEC filings are available to the public on the SEC's website on the Internet at www.sec.gov. Upon written or oral request by any shareholder, we will deliver a copy of our Annual Report on Form 10-KSB. In addition, upon written or oral request, we will also promptly deliver a separate copy of this proxy statement to our shareholders at a shared address to which a single copy of the document was delivered.

We are paying for the costs of preparing and mailing the proxy materials and of reimbursing brokers and others for their expenses of forwarding copies of the proxy materials to our shareholders. Our officers and employees may assist in soliciting proxies but will not receive additional compensation for doing so. We are distributing this proxy statement on or about April 17, 2009.

Proposal No. 1

Election of Directors

Our board of directors will submit to the shareholders for their vote at the annual meeting a slate of directors comprising of eight nominees, all currently directors. Our directors are:

Our Board of Directors

Gary C. Davis	**Mark S. Simpson**	**Allen B. Ward**
Frederick Anthony Nimmer, III	**Brian J. Smith**	**Edgar L. Woods**
Robyn Josselson Shirley	**Robert P. Trask**	

In addition to those nominees proposed by the current board, a shareholder may propose nominees for our board of directors in accordance with the nomination process detailed in our bylaws. No shareholder nominations were received during the notification period.

Shareholders will elect the nominees as directors at the meeting to serve a one-year term, expiring at the 2010 annual meeting of shareholders. The directors will be elected by a plurality of the votes cast at the meeting. This means that the nominees receiving the highest number of votes will be elected.

The board of directors recommends that you elect all of the nominees listed above as directors.

If you submit a proxy but do not specify how you would like it to be voted, Messrs. Trask and Smith will vote your proxy to elect Messrs. Davis, Nimmer, Simpson, Smith, Trask, Ward, and Woods, and Ms. Shirley. If any of these nominees is unable or fails to accept nomination or election (which we do not anticipate), Messrs. Trask and Smith will vote instead for a replacement to be recommended by the board of directors, unless you specifically instruct otherwise in the proxy.

Set forth below is certain information about the nominees. All nominees are original directors and are also organizers and directors of our subsidiary, Atlantic Community Bank.

The board unanimously recommends a vote FOR these nominees.

Gary C. Davis, 44, director, is director of sales with Tradition National, a residential community in Hardeeville. Prior to that position, Mr. Davis served in 2008 as broker-in-charge of Hilton Head Lakes, a residential community in Hardeeville. From 2003 - 2006 Mr. Davis served as broker-in-charge with Hampton Hall Realty, the real estate sales arm of the Hampton Hall planned unit residential development located in Bluffton, and as a sales executive for the same residential development from 2006-2007. Mr. Davis also worked for ten years with the health care manufacturer Johnson & Johnson, the last three as a district sales manager for the southeastern United States. Mr. Davis holds a South Carolina real estate brokers license. He is a native of Ridgeland in Jasper County, South Carolina and has been living in Bluffton since 1999. Mr. Davis received his bachelor's degree in business administration from Presbyterian College.

Frederick Anthony Nimmer, III, 48, director, is president of both Nimmer Turf + Tree Farm and Nimmer Equipment Rental Company, a position he has held since 1987. He also serves as vice president of Turfmasters, Inc., which specializes in the installation of sod. All of these businesses are based in Ridgeland in Jasper County, South Carolina. Mr. Nimmer earned a bachelors degree in finance from Clemson University. Mr. Nimmer formerly served on South Carolina Bank & Trust's Jasper County Advisory Board from January 1999 to October 2004. Mr. Nimmer is a native of Jasper County and has lived in Bluffton since 2001. He is also past president of the Jasper County Rotary Club.

Robyn Josselson Shirley, 42, director, has been practice manager for the Southeastern Oral and Maxillofacial Surgery Center, Inc., Bluffton, South Carolina since 1999. She earned a bachelors degree in sociology from Furman University. She also holds bachelors and masters degrees in occupational therapy from the Medical University of South Carolina. Mrs. Shirley holds a South Carolina license in occupational therapy. A native of Yemassee, South Carolina, she has lived in Bluffton since 2001 and formerly served on the board of directors of Heroes on Horseback.

Mark S. Simpson, 47, director, is an attorney and member of the South Carolina Bar. He has been in private practice with Jones, Patterson, Simpson & Newton, PA practicing in the fields of real estate and corporate law since 1987. Mr. Simpson earned undergraduate and law degrees from the University of South Carolina. Mr. Simpson has lived on Hilton Head Island since 1987. Mr. Simpson has served as chair and is currently serving as a board member of the United Way of Beaufort County.

Brian J. Smith, 36, served as chair of the organizing board and is the current chair of our board of directors. A native of Estill, South Carolina, Dr. Smith earned a Bachelors of Science from Clemson University. He then went on to earn his post-graduate degree from the Medical University of South Carolina's College of Dental Medicine. Upon completion of a General Practice residency program at Palmetto Richland Health Alliance in Columbia, South Carolina, Dr. Smith opened his private practice. He has been president and owner of Palmetto Dental Arts, PA since 1999.

Robert P. Trask, 46, has served as our president and chief executive officer since 2004. He is a native of Beaufort and has lived in southern Beaufort County since 1989. His 20 years of commercial bank experience are concentrated in the coastal communities of Charleston, Beaufort, Hilton Head Island and Bluffton, South Carolina and Savannah, Georgia. He earned a bachelors degree in financial management from Clemson University and a masters degree in business administration from the University of South Carolina. Mr. Trask is a trustee for both the Community Foundation of the Lowcountry, Inc. and Technical College of the Lowcountry Foundation, Inc. Mr. Trask also serves as Group I Director of the South Carolina Bankers Association's Community Bankers Council. Mr. Trask is a fellow of the Liberty Fellowship Class of 2009. In May 2008, Mr. Trask served as a participant in the Aspen Seminar of the Aspen Institute.

Allen B. Ward, 41, director, has been president of the Bluffton-based engineering firm of Ward Edwards Inc., which specializes in land surveying and multi-faceted engineering services, since 2000. Ward Edwards, Inc. also has offices in Savannah and Beaufort. He holds professional engineer licenses from multiple states, including South Carolina. Mr. Ward earned both his bachelors degree in civil engineering and masters degree in environmental systems engineering from Clemson University. Originally from Kingstree, South Carolina, he has lived in Bluffton since 1998 and Beaufort County since 1992. Mr. Ward currently serves as a member of the Board of Directors of the South Carolina Chamber of Commerce.

Edgar L. Woods, 48, director, has been president and owner of Palmetto Grain Brokerage LLC, which specializes in cash grain brokerage, futures/options trading and farm management, since 1985. He is also president of Performance Ag, LLC, a licensed South Carolina grain dealer/merchant, and is also a partner in the Agricultural Products Exchange, a feed ingredients trading company with offices in New York, Iowa, and South Carolina. He holds a Futures, Series 3 license from the National Futures Association. Mr. Woods earned his bachelors degree in agricultural mechanization and business from Clemson University. He is a native of Jasper County and has lived in Bluffton since 1990. Mr. Woods serves as chairman of the Palmetto Agribusiness Council and is past president of both the South Carolina Grain Dealers association and Southeastern Feed and Grain, a group of feed and grain dealers from four southeastern states.

Additional information is set forth below regarding other officers of our company and our bank:

Michelle M. Pennell, 42, is our chief financial officer and executive vice president. Ms. Pennell has been a resident of the low country area for over 17 years. She earned her bachelor of business administration degree in finance from James Madison University in Virginia, graduating magna cum laude. She joined the bank in January 2006 and was promoted to her current position in May 2006. She served as the Vice President and Treasurer of Atlantic Savings Bank, a wholly-owned subsidiary of Wachovia Corporation, on Hilton Head Island for over seven years, from 1991 to 1998. In addition, Ms. Pennell has substantial experience in many levels of accounting and finance across the hotel/restaurant, retail and non-profit sectors. Ms. Pennell has participated in a variety of leadership positions in community organizations over the years.

Proposal No. 2

Ratification of Elliott Davis, LLC as our Independent Registered Public Accounting Firm for 2009

The Board of Directors recommends the ratification of the appointment of Elliott Davis, LLC as the independent registered public accounting firm for us and our subsidiaries for fiscal year 2009 and to audit and report to the shareholders upon our financial statements and internal controls as of and for the period ending December 31, 2009.

Representatives of Elliott Davis, LLC will be present at the Annual Meeting, and such representatives will have the opportunity to make a statement if they desire to do so and will be available to respond to appropriate questions that the shareholders may have. Neither the firm nor any of its members has any relation with us except in the firm's capacity as auditors or as advisors. The appointment of auditors is approved annually by the Board of Directors. The decision of the Board is based on the recommendation of the Audit Committee.

Ratification requires the approval of holders of a majority of the votes cast by our shareholders with respect to this matter. Abstentions and broker non-votes will have no effect upon the vote on this matter.

The board unanimously recommends a vote FOR the ratification of the appointment of Elliott Davis, LLC as independent auditors.

Atlantic Bancshares, Inc.

One Sheridan Park Circle
Post Office Box 3077
Bluffton, South Carolina 29910

Dear Fellow Shareholder:

We are pleased to update you on the progress of your companies, Atlantic Bancshares, Inc. and Atlantic Community Bank, "(ACB"). In the face of unprecedented economic volatility, your bank's focus was to concentrate on the business fundamentals within our control. This "back-to-basics" approach has provided the necessary strategy to effectively navigate one of the most dynamic and challenging times in the history of the banking industry.

A major accomplishment during the summer of 2008 was the opening of our Sheridan Park Main Branch. The consolidation and relocation of the bank's original branch and operations center to this renovated new main branch facility, located in the same commercial subdivision, provides rewards in operational efficiencies and decreased overhead. Moreover, the bank's move to this landmark facility solidified the a brand and signaled to the community that your bank is sound and well positioned for the future.

Five essential banking competencies, CAMEL, are considered by our bank regulators during periodic safety and soundness evaluations. Management believes it is appropriate to highlight for you, our shareholders, the steps taken by your bank to meet and exceed expectations in these five areas. The remainder of this letter focuses on the CAMEL fundamentals of Capital ("C"), Asset Quality ("A"), Management ("M"), Earnings, ("E") and Liquidity ("L").

Capital ("C")
Your bank is subject to various capital requirements administered by the federal banking agencies. ACB exceeds current regulatory requirements, as set forth in the table below, to be considered "Well-Capitalized".

Ratio	Minimum Well Capitalized Level	ACB as of December 31, 2008
Total Risk-Based	10.00%	12.88%
Tier 1 Risk-Based	6.00%	11.63%
Tier 1 Leverage	5.00%	8.61%

The banking industry's rallying cry of "Capital is King" was brought to the forefront by uncertainty in the financial markets, deteriorating global, national and local economic conditions, and an unpredictable regulatory climate. Management continues to deliberately consider avenues by which the bank's capital position may be further strengthened.

Asset Quality ("A")
Pressure on the bank's main asset, its loan portfolio, has intensified as conditions in our economic arena have drastically declined over 2008. ACB's emphasis on developing relationship banking has helped preserve Asset Quality during this season.

While we cannot control the negative economic factors that face our local community, we are concentrating on supporting our loan customers by proactively working with them in a responsible and mutually beneficial manner. This method is producing and solidifying a loyal clientele that is well positioned to take advantage of current, existing opportunities as well as future opportunities brought forth by economic recovery.

Management ("M")
The 50+ years of local market experience provided by ACB's management team has served your bank well during these turbulent economic conditions. For the year ended December 31, 2008, compared with the year ended December 31, 2007, average earning assets increased $27.1 million, or 43.99% to $88.6 million mainly due to continued growth in the loan portfolio. Attaining monthly profitability remains within sight despite historically low interest rates, a persistent economic recession, and weak loan demand.

Atlantic Bancshares, Inc.

Consolidated Financial Statements
and
Report of Independent Registered Public Accounting Firm

December 31, 2008 and 2007

Your bank is evaluated on compliance with the Community Reinvestment Act ("CRA") which requires that banks serve all parts of the community. Every day your banking team strives to adapt to market conditions without compromising our commitment to serve the community.

Your bank was voted "Best Bank in Bluffton" for the second consecutive year by the readers of the Bluffton Today. This recognition by the community for a job well done acknowledges the exceptional level of customer service provided by your bank to both existing and prospective customers.

Earnings ("E")
Net loss was $488,826 in 2008 compared to a net loss of $568,846 in 2007. The decline in net loss reflects our continued growth, improved net interest spread and our emphasis on non-interest expenses. 2008 loan loss provision expense totaling $637,200 contributed to the loss for the year in 2008. $291,584 was recorded in loan loss provision expense in 2007.

Quality loan demand has remained soft since the third quarter of 2008 and we anticipate weak loan demand for 2009, despite low interest rates. Nevertheless, net interest margins are improving as asset yields have settled while funding costs continue to decline.

At some point, we believe credit losses should stabilize and the positive momentum of your bank's net interest margin, coupled with rigorous expense management, will drive profitability.

Liquidity ("L")
Liquidity management involves monitoring ACB's sources and uses of funds in order to meet day to day activities, while maximizing net interest spread. Generally, liquidity needs are satisfied through normal operations. In the summer of 2008, events in the global and national financial markets had the potential to place unusual stress on routine liquidity practices for community banks.

In response, management developed a Contingent Liquidity Plan to supplement the existing Liquidity Policy which enables ACB to be prepared to manage liquidity under significant financial strain. As a result, sources of funds have been expanded and diversified. We believe your bank's proactive approach to this risk should position it well for the upcoming months of economic uncertainty.

We trust you find this synopsis of your bank's "CAMEL" fundamentals to be informative. Please join us by participating in your third annual meeting on Friday, May 22nd at 10:00 a.m. During the meeting, we also intend to review the first quarter 2009 results and what the future may hold for the remainder of the year.

We truly appreciate your support, your business, and your referrals. Thank you for your investment in Atlantic Bancshares, Inc.

Sincerely,

Brian J. Smith
Chairman of the Board of Directors

Robert P. Trask
President & Chief Executive Officer

Atlantic Bancshares, Inc.

Table of Contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Atlantic Bancshares, Inc.
Bluffton, South Carolina

We have audited the accompanying consolidated balance sheets of Atlantic Bancshares, Inc. and Subsidiary as of December 31, 2008 and 2007, and the related consolidated statements of operations, changes in shareholders' equity and comprehensive income, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Atlantic Bancshares, Inc. and Subsidiary, at December 31, 2008 and 2007, and the results of their operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

We were not engaged to examine management's assertion about the effectiveness of Atlantic Bancshares, Inc. and Subsidiary's internal control over financial reporting as of December 31, 2008 included in the accompanying Management's Report on Internal Control over Financial Reporting and, accordingly, we do not express an opinion thereon.

Elliott Davis, LLC

Elliott Davis, LLC
Columbia, South Carolina
March 16, 2009

Atlantic Bancshares, Inc.

Consolidated Balance Sheets

	December 31, 2008	December 31, 2007
Assets:		
Cash and cash equivalents:		
Cash and due from banks	$ 577,915	$ 1,630,198
Total cash and cash equivalents	577,915	1,630,198
Securities available for sale	16,388,747	13,599,116
Nonmarketable equity securities	891,200	318,400
Loans receivable	75,363,221	65,764,459
Less allowance for loan losses	(1,075,776)	(677,850)
Loans, net	74,287,445	65,086,609
Accrued interest receivable	319,048	369,775
Premises, furniture and equipment, net	1,177,974	397,451
Deferred tax asset	1,137,312	1,073,313
Other assets	365,190	157,878
Total assets	**$ 95,144,831**	**$ 82,632,740**
Liabilities:		
Deposits:		
Noninterest bearing transaction accounts	$ 5,722,426	$ 5,951,955
Interest-bearing transaction accounts	3,023,016	2,536,183
Savings and money market	20,285,985	17,712,595
Time deposits $100,000 and over	20,195,037	9,956,382
Other time deposits	18,740,770	27,311,987
Total deposits	67,967,234	63,469,102
Advances from Federal Home Loan Bank	16,500,000	5,000,000
Federal funds purchased	236,500	3,838,200
Accrued interest payable	290,791	196,852
Other liabilities	180,302	146,328
Total liabilities	85,174,827	72,650,482
Commitments and contingencies (Notes 12 and 14)		
Shareholders' equity:		
Preferred stock, no par value; 10,000,000 shares authorized; no shares issued and outstanding	—	—
Common stock, no par value; 10,000,000 shares authorized; 1,251,577 shares issued and outstanding	11,982,122	11,982,122
Capital surplus	271,806	159,781
Accumulated other comprehensive income	385,065	20,518
Deficit	(2,668,989)	(2,180,163)
Total shareholders' equity	9,970,004	9,982,258
Total liabilities and shareholders' equity	**$ 95,144,831**	**$ 82,632,740**

The accompanying notes are an integral part of the consolidated financial statements.

Atlantic Bancshares, Inc.

Consolidated Statements of Operations
For the years ended December 31, 2008 and 2007

	2008	2007
Interest income:		
Loans, including fees	$ 4,847,642	$ 4,247,639
Securities, available for sale, taxable	910,359	383,615
Nonmarketable equity securities	24,846	6,778
Federal funds sold	2,291	52,711
Interest bearing deposits with other banks	4,557	756
Total	5,789,695	4,691,499
Interest expense:		
Time deposits $100,000 and over	669,038	496,289
Other deposits	1,633,378	1,788,674
Other borrowings	490,958	50,216
Total	2,793,374	2,335,179
Net interest income	2,996,321	2,356,320
Provision for loan losses	637,200	291,584
Net interest income after provision for loan losses	2,359,121	2,064,736
Noninterest income:		
Service fees on deposit accounts	104,139	73,683
Residential mortgage origination fees	31,283	162,165
Other income	102,589	70,665
Total noninterest income	238,011	306,513
Noninterest expenses:		
Salaries and employee benefits	1,683,528	1,684,220
Net occupancy	338,251	184,712
Professional fees	186,844	197,192
Marketing	160,014	258,153
Furniture and equipment	220,191	201,437
Data processing and related costs	298,046	264,644
Other operating	450,878	410,760
Total noninterest expenses	3,337,752	3,201,118
Loss before income tax benefit	(740,620)	(829,869)
Income tax benefit	(251,794)	(261,023)
Net loss	**$ (488,826)**	**$ (568,846)**
Basic loss per common share	**$ (.39)**	**$ (.45)**
Diluted loss per common share	**$ (.39)**	**$ (.45)**
Average common shares outstanding	1,251,577	1,251,577

The accompanying notes are an integral part of the consolidated financial statements.

Atlantic Bancshares, Inc.

Consolidated Statements of Changes in Shareholders' Equity and Comprehensive Income For the years ended December 31, 2008 and 2007

	Common stock		Additional Paid-in Capital	Accumulated other comprehensive income	Deficit	Total Shareholders' Equity (deficit)
	Shares	Amount				
December 31, 2006	1,251,577	$11,982,122	$ 62,373	$ 9,794	$ (1,611,317)	$10,442,972
Net loss	—	—	—	—	(568,846)	(568,846)
Other comprehensive income, net of tax Of $5,524	—	—	—	10,724	—	10,724
Total comprehensive loss		—	—	—	—	(558,122)
Stock based compensation	—	—	97,408	—	—	97,408
December 31, 2007	1,251,577	11,982,122	159,781	20,518	(2,180,163)	9,982,258
Net loss	—	—	—	—	(488,826)	(488,826)
Other comprehensive income, net of tax Of $187,796	—	—	—	364,547	—	364,547
Total comprehensive loss	—	—	—	—	—	(124,279)
Stock based compensation	—	—	112,025	—	—	112,025
December 31, 2008	1,251,577	$11,982,122	$ 271,806	$ 385,065	$ (2,668,989)	$ 9,970,004

The accompanying notes are an integral part of the consolidated financial statements.

Atlantic Bancshares, Inc.

Consolidated Statements of Cash Flows
For the years ended December 31, 2008 and 2007

	2008	2007
Cash flows from operating activities:		
Net loss	$ (488,826)	$ (568,846)
Adjustments to reconcile net loss to net cash provided (used) by operating activities:		
Provision for loan losses	637,200	291,584
Provision for OREO	29,287	—
Depreciation and amortization expense	195,418	170,977
Loss on sale of fixed assets	12,110	—
Accretion on securities available for sale	(100,627)	(35,670)
Stock-based compensation expense	112,025	97,408
Deferred income tax benefit	(251,795)	(261,024)
Decrease (increase) in interest receivable	50,727	(138,216)
Increase in interest payable	93,939	51,195
Increase in other assets	(45,312)	(47,784)
Increase in other liabilities	33,974	24,056
Net cash provided (used) by operating activities	278,120	(416,320)
Cash flows from investing activities:		
Net increase in loans receivable	(10,029,324)	(26,947,898)
Purchase of premises, furniture and equipment	(988,375)	(122,552)
Proceeds from sales of fixed assets	325	—
Purchase of securities available for sale	(8,436,871)	(10,539,784)
Repayments of securities available for sale	6,300,210	553,395
Purchase of nonmarketable equity securities	(730,300)	(225,200)
Repayments of nonmarketable equity securities	157,500	—
Net cash used by investing activities	(13,726,835)	(37,282,039)
Cash flows from financing activities:		
Net increase in demand deposits, interest-bearing transactions accounts and savings accounts	2,830,694	2,111,869
Net increase in certificate of deposit and other time deposits	1,667,438	20,146,089
Net increase (decrease) in federal funds purchased	(3,601,700)	3,838,200
Net increase in FHLB advances	11,500,000	5,000,000
Net cash provided by financing activities	12,396,432	31,096,158
Net decrease in cash and cash equivalents	(1,052,283)	(6,202,201)
Cash and cash equivalents, beginning of the period	1,630,198	8,232,399
Cash and cash equivalents, end of the period	**$ 577,915**	**1,630,198**
Cash paid for:		
Interest	$ 2,699,435	$ 2,283,984
Income taxes	$ —	$ —
Supplemental disclosures of noncash activities:		
Other real estate acquired in settlement of loans	$ 582,427	$ —

The accompanying notes are an integral part of the consolidated financial statements

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization — Atlantic Bancshares, Inc. (the Company) was incorporated to serve as a bank holding company for its subsidiary, Atlantic Community Bank (the Bank). Atlantic Community Bank commenced business on January 26, 2006. The principal business activity of the Bank is to provide banking services to domestic markets, principally in the Beaufort County region of South Carolina. The Bank is a state-chartered commercial bank, and its deposits are insured by the Federal Deposit Insurance Corporation. The consolidated financial statements include the accounts of the parent company and its wholly-owned subsidiary after elimination of all significant intercompany balances and transactions.

Management's Estimates — The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for losses on loans, including valuation allowances for impaired loans, the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans, and income tax assets and liabilities. In connection with the determination of the allowances for losses on loans and foreclosed real estate, management obtains independent appraisals for significant properties. Management must also make estimates in determining the estimated useful lives and methods for depreciating premises and equipment.

While management uses available information to recognize losses on loans and foreclosed real estate, future additions to the allowances may be necessary based on changes in local economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Company's allowances for losses on loans and foreclosed real estate. Such agencies may require the Company to recognize additions to the allowances based on their judgments about information available to them at the time of their examination. Because of these factors, it is reasonably possible that the allowances for losses on loans and foreclosed real estate may change materially in the near term.

Concentrations of Credit Risk — Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of loans receivable, investment securities, federal funds sold and amounts due from banks.

The Company makes loans to individuals and small businesses for various personal and commercial purposes primarily in the Beaufort County region of South Carolina. The Company's loan portfolio is not concentrated in loans to any single borrower or a relatively small number of borrowers. The Company has a concentration of construction, land and land development loans which totaled $17,995,142 at December 31, 2008, representing 180% of total equity and 24% of net loans receivable. Within this loan category, the collateral, purpose and structure of the loans vary substantially. Historically, economic growth and a low interest rate environment have created opportunities for land acquisition and development activities in the Company's market area. During fiscal 2007 and 2008, adverse changes in such factors slowed the absorption of developing projects and moderated market values of land and developed lots. Management continues to monitor this concentration of credit risk at this time and has considered this concentration in its evaluation of the allowance for loan losses. As of December 31, 2008, the Company identified one impaired loan related to this concentration. Included in the allowance for loan losses at December 31, 2008 was approximately $4,000 related to this impaired loan. The Company experienced no significant losses related to this identified risk during the years ended December 31, 2008 and 2007. Management is not aware of any other concentrations of loans to classes of borrowers or industries that would be similarly affected by these economic conditions.

In addition to monitoring potential concentrations of loans to particular borrowers or groups of borrowers, industries and geographic regions, management monitors exposure to credit risk from concentrations of lending products and practices such as loans that subject borrowers to substantial payment increases (e.g. principal deferral periods, loans with initial interest-only periods, etc), and loans with high loan-to-value ratios. Additionally, there are industry practices that could subject the Company to increased credit risk should economic conditions change over the course of a loan's life. For example, the Company makes variable rate loans and fixed rate principal-amortizing loans with maturities prior to the loan being fully paid (i.e. balloon payment loans). These loans are underwritten and monitored to manage the associated risks. Therefore, management believes that these particular practices do not subject the Company to unusual credit risk.

The Company's investment portfolio consists principally of obligations of the United States, its agencies or its corporations. In the opinion of management, there is no concentration of credit risk in its investment portfolio. The Company places its deposits with correspondent accounts and sells its federal funds to high quality institutions. Management believes credit risk associated with correspondent accounts is not significant.

Securities Available for Sale — Securities available for sale are carried at amortized cost and adjusted to estimated market value by recognizing the aggregate unrealized gains or losses in a valuation account. Aggregate market valuation adjustments are recorded in shareholders' equity net of deferred income taxes. Reductions in market value considered by management to be other than temporary are reported as a realized loss and a reduction in the cost basis of the security. The adjusted cost basis of investments available for sale is determined by specific identification and is used in computing the gain or loss upon sale. Interest income is recognized when earned.

Nonmarketable Equity Securities — Nonmarketable equity securities consist of the cost of the Company's investment in the stock of Federal Home Loan Bank. This stock has no quoted market value and no ready market for it exists. The Company has determined it is not practicable to estimate the fair value of these investments and, accordingly, uses cost as fair value. Investment in the Federal Home Loan Bank is a condition of borrowing from the Federal Home Loan Bank, and the stock is pledged to collateralize such borrowings. At December 31, 2008 and 2007, the Company's investment in Federal Home Loan Bank stock was $891,200 and $318,400, respectively. Dividends are recognized when earned.

Loans Receivable — Loans are stated at their unpaid principal balance adjusted for unamortized premiums and unearned discounts and deferred loan fees and costs. Interest income is computed using the simple interest method and is recorded in the period earned.

When serious doubt exists as to the collectability of a loan or when a loan becomes contractually 90 days past due as to principal or interest, recognition of interest income is generally discontinued unless the estimated net realizable value of collateral exceeds the unpaid principal balance and accrued interest. When recognition of interest income is discontinued, interest earned but not collected since the last payment received is reversed.

Loans are charged off when the amount of loss is reasonably quantifiable and the loss is likely to occur. Interest payments received after a loan is placed in nonaccrual are applied as a principal reduction until such time as the loan is returned to accrual status. Generally, loans are returned to accrual status when the loan is brought current and the ultimate collectability of principal and interest is no longer in doubt. The amount of unrecognized interest income on nonaccrual loans at December 31, 2008 and 2007 is $56,324 and $27,759, respectively.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The Company follows SFAS No. 114 "Accounting by Creditors for Impairment of a Loan," for determining impairment on certain loans. SFAS No. 114 requires that nonhomogenous impaired loans and certain restructured loans be measured at the present value of expected future cash flows discounted at the loan's effective interest rate, at the loan's observable market price or at the fair value of the collateral if the loan is collateral dependent. A specific reserve, if deemed necessary, is set up for each impaired loan. Accrual of interest income on impaired loans is suspended when, in management's judgment, doubt exists as to the collectability of principal and interest. Loans are not considered impaired if a minimal payment delay occurs and all amounts due, including accrued interest at the contractual interest rate for the period of delay, are expected to be collected. If amounts are received on impaired or restructured loans for which the accrual of interest has been discontinued, a determination is made as to whether payments received should be recorded as a reduction of the principal balance or as interest income depending on management's judgment as to the collectability of principal. The loan is returned to accrual status when, in management's judgment, the borrower has demonstrated the ability to make periodic interest and principal payments on a timely basis.

Loan origination and commitment fees and certain direct loan origination costs (principally salaries and employee benefits) are deferred and amortized to income over the contractual life of the related loans or commitments, adjusted for prepayments, using a method approximating a level yield.

Allowance for Loan Losses — The provision for loan losses charged to operating expenses reflects the amount deemed appropriate by management to establish an adequate reserve to meet the probable loan losses incurred in the current loan portfolio. Management's judgment is based on periodic and regular evaluation of individual loans, the overall risk characteristics of the various portfolio segments, and prevailing economic conditions. Loans that are determined to be uncollectible are charged against the allowance. Provisions for loan losses and recoveries on loans previously charged off are added to the allowance.

While management uses the best information available to make evaluations, future adjustments may be necessary if economic conditions differ substantially from the assumptions used in making the evaluation. The allowance for loan losses is subject to periodic evaluation by various regulatory authorities and may be subject to adjustment upon examination.

Premises, Furniture and Equipment — Premises, furniture and equipment are stated at cost, less accumulated depreciation. The provision for depreciation is computed by the straight-line method, based on the estimated useful lives for furniture and equipment of 3 to 10 years and software of 1 year. Leasehold improvements are amortized over the lesser of the asset's useful life or the life of the lease. The cost of assets sold or otherwise disposed of and the related allowance for depreciation are eliminated from the accounts and the resulting gains or losses are reflected in the income statement when incurred. Maintenance and repairs are charged to current expense. The costs of major renewals and improvements are capitalized.

Income Taxes — Income taxes are the sum of amounts currently payable to taxing authorities and the net changes in income taxes payable or refundable in future years. Income taxes deferred to future years are determined utilizing a liability approach. This method gives consideration to the future tax consequences associated with differences between financial accounting and tax bases of certain assets and liabilities which are principally the allowance for loan losses, depreciable premises and equipment, and the net operating loss carryforward.

In 2007, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 48 (FIN 48), "Accounting for Uncertainty in Income Taxes – an Interpretation of Statement of Financial Accounting Standards ("SFAS") No. 109." FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, "Accounting for Income Taxes." FIN 48 also prescribes a recognition threshold and measurement of a tax position taken or expected to be taken in an enterprise's tax return. FIN 48 is effective for fiscal years beginning after December 15, 2007. Accordingly, the Company adopted FIN 48 effective January 1, 2007. The adoption of FIN 48 did not have any impact on the Company's consolidated financial position.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Advertising Expense — Advertising and public relations costs are generally expensed as incurred and are included in marketing expense in the accompanying consolidated statements of operations. External costs incurred in producing media advertising are expensed the first time the advertising takes place. External costs relating to direct mailing costs are expensed in the period in which the direct mailings are sent.

Loss Per Share — Basic loss per share is computed by dividing the net loss by the weighted-average number of common shares outstanding during the period. Dilutive loss per share is computed by dividing net loss by the weighted average number of common shares and potential common shares outstanding. Potential common share equivalents consist of stock options and warrants determined using the treasury stock method and the average market price of the common stock. At December 31, 2008 and 2007, there were no dilutive stock options or warrants.

Stock-Based Compensation — The Company accounts for options and warrants under the fair value recognition provisions of FASB SFAS No. 123(R), Accounting for Stock-Based Compensation. Compensation expense is recognized in the consolidated statement of operations.

In calculating the compensation expense for stock options, the fair value of options granted is estimated as of the date granted using the Black-Scholes option pricing model with the following weighted-average assumptions were used for grants in 2008: dividend yield of 0 percent; expected volatility of 20.57% percent based on forecasted future volatility because there is limited historical data available; risk-free interest rates that range from 3.17% to 3.20% based on a risk free rate of return corresponding to the estimated life of the option; and expected life of 7.50 years using the "simplified method" described in SAB Topic 14.D because there is no historical data available. For purposes of this calculation, compensation expense is recognized on a straight-line basis over the vesting period.

In calculating the compensation expense for stock options, the fair value of options granted is estimated as of the date granted using the Black-Scholes option pricing model with the following weighted-average assumptions were used for grants in 2007: dividend yield of 0 percent; expected volatility of 15 percent based on forecasted future volatility because there is limited historical data available; risk-free interest rates that range from 4.66% to 4.94% based on a risk free rate of return corresponding to the estimated life of the option; and expected life of 7.50 years using the "simplified method" described in SAB Topic 14.D because there is no historical data available. For purposes of this calculation, compensation expense is recognized on a straight-line basis over the vesting period.

The Company's stock option plan, which is stockholder approved, provides for stock options to be granted primarily to directors, officers and key employees. Options granted under the stock option plan may be incentive stock options or non-incentive stock options. Share option awards are generally granted with an exercise price equal to, or in excess of, the market price of the Company's shares at the date of grant. Options vest ratably over a five-year period and expire after ten years from the date of grant. Share options awards provide for accelerated vesting if there is a change in control, as defined in the stock option plan. The remaining shares of stock reserved under the option plan at December 31, 2008 amounted to approximately 158,002 shares.

The Company intends to issue authorized but previously unissued shares to satisfy option exercises.

Comprehensive Income — SFAS No 130, "Reporting Comprehensive Income" established standards for the reporting and presentation of comprehensive income and its components in a full set of financial statements. Comprehensive income consists of net income (loss) and net unrealized gains (losses) on securities and is presented in the consolidated statements of changes in shareholders' equity and comprehensive income.

Statement of Cash Flows — For purposes of reporting cash flows in the financial statements, the Company considers certain highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash equivalents include amounts due from banks and federal funds sold. Generally, federal funds are sold for one-day periods.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Off-Balance-Sheet Financial Instruments — In the ordinary course of business, the Company enters into off-balance-sheet financial instruments consisting of commitments to extend credit and letters of credit. These financial instruments are recorded in the financial statements when they become payable by the customer.

Recently Issued Accounting Pronouncements — The following is a summary of recent authoritative pronouncements that may affect accounting, reporting, and disclosure of financial information by the Company:

In December 2007, FASB issued SFAS No. 141(R), "Business Combinations," SFAS 141(R) which replaces SFAS 141. SFAS 141(R) establishes principles and requirements for how an acquirer in a business combination recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any controlling interest; recognizes and measures goodwill acquired in the business combination or a gain from a bargain purchase; and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS 141(R) is effective for acquisitions by the Company taking place on or after January 1, 2009. Early adoption is prohibited. Accordingly, a calendar year-end company was required to record and disclose business combinations following existing accounting guidance until January 1, 2009. The Company will assess the impact of SFAS 141(R) if and when a future acquisition occurs.

Also, in December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51," ("SFAS 160"). SFAS 160 establishes new accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. Before this statement, limited guidance existed for reporting noncontrolling interests (minority interest). As a result, diversity in practice exists. In some cases minority interest is reported as a liability and in others it is reported in the mezzanine section between liabilities and equity. Specifically, SFAS 160 requires the recognition of a noncontrolling interest (minority interest) as equity in the consolidated financials statements and separate from the parent's equity. The amount of net income attributable to the noncontrolling interest will be included in consolidated net income on the face of the income statement. SFAS 160 clarifies that changes in a parent's ownership interest in a subsidiary that do not result in deconsolidation are equity transactions if the parent retains its controlling financial interest. In addition, this statement requires that a parent recognize gain or loss in net income when a subsidiary is deconsolidated. Such gain or loss will be measured using the fair value of the noncontrolling equity investment on the deconsolidation date. SFAS 160 also includes expanded disclosure requirements regarding the interests of the parent and its noncontrolling interests. SFAS 160 was effective for the Company on January 1, 2009. SFAS 160 had no impact on the Company's financial position, results of operations or cash flows.

In February 2008, the FASB issued FASB Staff Position No. 140-3, "Accounting for Transfers of Financial Assets and Repurchase Financing Transactions," ("FSP 140-3"). This FSP provides guidance on accounting for a transfer of a financial asset and the transferor's repurchase financing of the asset. This FSP presumes that an initial transfer of a financial asset and a repurchase financing are considered part of the same arrangement (linked transaction) under SFAS 140. However, if certain criteria are met, the initial transfer and repurchase financing are not evaluated as a linked transaction and are evaluated separately under SFAS 140. FSP 140-3 was effective for the Company on January 1, 2009. The adoption of FSP 140-3 had no impact on the Company's financial position, results of operations or cash flows.

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities," ("SFAS 161"). SFAS 161 requires enhanced disclosures about an entity's derivative and hedging activities, thereby improving the transparency of financial reporting. It is intended to enhance the current disclosure framework in SFAS 133 by requiring that objectives for using derivative instruments be disclosed in terms of underlying risk and accounting designation. This disclosure is intended to convey the purpose of derivative use in terms of the risks that the entity is intending to manage. SFAS 161 was effective for the Company on January 1, 2009. The Company has no derivative financial instruments; therefore, there is no impact on the Company's financial position, results of operations, or cash flows.

In April 2008, the FASB issued FASB Staff Position No. 142-3, "Determination of the Useful Life of Intangible Assets," ("FSP 142-3"). This FSP amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, "Goodwill and Other Intangible Assets," ("SFAS 142"). The intent of this FSP is to improve the consistency between the useful life of a recognized intangible asset under SFAS 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS 141(R) and other U.S. generally accepted accounting principles. This FSP was effective for the Company on January 1, 2009 and had no material impact on the Company's financial position, results of operations or cash flows.

In May, 2008, the FASB issued SFAS No. 162, "The Hierarchy of Generally Accepted Accounting Principles," ("SFAS 162"). SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles (GAAP) in the United States (the GAAP hierarchy). SFAS 162 was effective November 15, 2008. The FASB has stated that it does not expect SFAS 162 will result in a change in current practice. The application of SFAS 162 had no effect on the Company's financial position, results of operations or cash flows.

The FASB issued FASB Staff Position No. APB 14-1, "Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)," ("FSP APB 14-1"). The Staff Position specifies that issuers of convertible debt instruments that may be settled in cash upon conversion should separately account for the liability and equity components in a manner that will reflect the entity's nonconvertible debt borrowing rate when interest cost is recognized in subsequent periods. FSP APB 14-1 provides guidance for initial and subsequent measurement as well as derecognition provisions. The Staff Position was effective as of January 1, 2009 and had no material effect on the Company's financial position, results of operations or cash flows.

In June, 2008, the FASB issued FASB Staff Position No. EITF 03-6-1, "Determining Whether Instruments Granted in Share-Based Payment Transactions are Participating Securities," ("FSP EITF 03-6-1"). The Staff Position provides that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents are participating securities and must be included in the earnings per share computation. FSP EITF 03-6-1 was effective January 1, 2009 and had no effect on the Company's financial position, results of operations, earnings per share or cash flows.

FSP SFAS 133-1 and FIN 45-4, "Disclosures about Credit Derivatives and Certain Guarantees: An Amendment of FASB Statement No. 133 and FASB Interpretation No. 45; and Clarification of the Effective Date of FASB Statement No. 161," ("FSP SFAS 133-1 and FIN 45-4") was issued September 2008, effective for reporting periods (annual or interim) ending after November 15, 2008. FSP SFAS 133-1 and FIN 45-4 amends SFAS 133 to require the seller of credit derivatives to disclose the nature of the credit derivative, the maximum potential amount of future payments, fair value of the derivative, and the nature of any recourse provisions. Disclosures must be made for entire hybrid instruments that have embedded credit derivatives.

The Staff Position also amends FASB Interpretation No. ("FIN") 45 to require disclosure of the current status of the payment/performance risk of the credit derivative guarantee. If an entity utilizes internal groupings as a basis for the risk, how the groupings are determined must be disclosed as well as how the risk is managed.

The Staff Position encourages that the amendments be applied in periods earlier than the effective date to facilitate comparisons at initial adoption. After initial adoption, comparative disclosures are required only for subsequent periods.

FSP SFAS 133-1 and FIN 45-4 clarifies the effective date of SFAS 161 such that required disclosures should be provided for any reporting period (annual or quarterly interim) beginning after November 15, 2008. The adoption of this Staff Position had no material effect on the Company's financial position, results of operations or cash flows.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The SEC's Office of the Chief Accountant and the staff of the FASB issued press release 2008-234 on September 30, 2008 ("Press Release") to provide clarifications on fair value accounting. The Press Release includes guidance on the use of management's internal assumptions and the use of "market" quotes. It also reiterates the factors in SEC Staff Accounting Bulletin ("SAB") Topic 5M which should be considered when determining other-than-temporary impairment: the length of time and extent to which the market value has been less than cost; financial condition and near-term prospects of the issuer; and the intent and ability of the holder to retain its investment for a period of time sufficient to allow for any anticipated recovery in market value.

On October 10, 2008, the FASB issued FSP SFAS 157-3, "Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active" ("FSP SFAS 157-3"). This FSP clarifies the application of SFAS No. 157, "Fair Value Measurements" (see Note 20) in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that asset is not active. The FSP is effective upon issuance, including prior periods for which financial statements have not been issued. For the Company, this FSP was effective for the quarter ended September 30, 2008.

The Company considered the guidance in the Press Release and in FSP SFAS 157-3 when conducting its review for other-than-temporary impairment as of December 31, 2008 as discussed in Note 3.

FSP SFAS 140-4 and FIN 46(R)-8, "Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities," ("FSP SFAS 140-4 and FIN 46(R)-8") was issued in December 2008 to require public entities to disclose additional information about transfers of financial assets and to require public enterprises to provide additional disclosures about their involvement with variable interest entities. The FSP also requires certain disclosures for public enterprises that are sponsors and servicers of qualifying special purpose entities. The FSP is effective for the first reporting period ending after December 15, 2008. This FSP had no material impact on the financial position of the Company.

FSP EITF 99-20-1, "Amendments to the Impairment Guidance of EITF Issue No. 99-20," ("FSP EITF 99-20-1") was issued in January 2009. Prior to the Staff Position, other-than-temporary impairment was determined by using either EITF Issue No. 99-20, "Recognition of Interest Income and Impairment on Purchased Beneficial Interests and Beneficial Interests that Continue to be Held by a Transferor in Securitized Financial Assets," ("EITF 99-20") or SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," ("SFAS 115") depending on the type of security. EITF 99-20 required the use of market participant assumptions regarding future cash flows regarding the probability of collecting all cash flows previously projected. SFAS 115 determined impairment to be other than temporary if it was probable that the holder would be unable to collect all amounts due according to the contractual terms. To achieve a more consistent determination of other-than-temporary impairment, the Staff Position amends EITF 99-20 to determine any other-than-temporary impairment based on the guidance in SFAS 115, allowing management to use more judgment in determining any other-than-temporary impairment. The Staff Position is effective for interim and annual reporting periods ending after December 15, 2008 and shall be applied prospectively. Retroactive application is not permitted. Management has reviewed the Company's security portfolio and evaluated the portfolio for any other-than-temporary impairments as discussed in Note 3.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies are not expected to have a material impact on the Company's financial position, results of operations or cash flows.

Risks and Uncertainties — In the normal course of its business, the Company encounters two significant types of risks: economic and regulatory. There are three main components of economic risk: interest rate risk, credit risk and market risk. The Company is subject to interest rate risk to the degree that its interest-bearing liabilities mature or reprice at different speeds, or on different bases, than its interest-earning assets. Credit risk is the risk of default on the Company's loan portfolio that results from borrower's inability or unwillingness to make contractually required payments. Market risk reflects changes in the value of collateral underlying loans receivable and the valuation of real estate held by the Company.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The Company is subject to the regulations of various governmental agencies. These regulations can and do change significantly from period to period. The Company also undergoes periodic examinations by the regulatory agencies, which may subject it to further changes with respect to asset valuations, amounts of required loss allowances and operating restrictions from the regulators' judgments based on information available to them at the time of their examination.

Reclassifications — Certain captions and amounts in the 2007 financial statements were reclassified to conform with the 2008 presentation.

NOTE 2 - CASH AND DUE FROM BANKS

At December 31, 2008 and 2007, the Company is not required to maintain cash balances with its correspondent banks to cover cash letter transactions.

NOTE 3 - INVESTMENT SECURITIES

The amortized costs and fair value of investment securities available for sale are as follows for the years ended December 31:

	December 31, 2008			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Mortgage-backed securities	$ 15,805,316	$ 583,431	$ —	$ 16,388,747
Total investment securities	**$ 15,805,316**	**$ 583,431**	$ —	**$ 16,388,747**

	December 31, 2007			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Government-sponsored enterprises	$ 3,537,088	$ 63,332	$ —	$ 3,600,420
Mortgage-backed securities	10,030,940	14,378	(46,622)	9,998,696
Total investment securities	**$ 13,568,028**	**$ 77,710**	**$ (46,622)**	**$ 13,599,116**

The amortized costs and fair values of investment securities available for sale at December 31, 2008 and 2007, by contractual maturity, are shown below. Mortgage-backed securities are included in the maturity schedule below. The maturities related to these mortgage-backed securities have been allocated based on their scheduled repayment terms. Expected maturities may differ from contractual maturities because issuers have the right to prepay the obligations with or without call or prepayment penalties.

	2008		2007	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due after one through five years	$ —	$ —	$ 990,690	$ 1,001,500
Due after five through ten years	1,212,701	1,280,047	1,989,425	2,020,662
Due after ten years	14,592,615	15,108,700	10,587,913	10,576,954
Total investment securities	**$ 15,805,316**	**$ 16,388,747**	**$ 13,568,028**	**$ 13,599,116**

NOTE 3 - INVESTMENT SECURITIES (continued)

The Company sold no investment securities in 2008 or 2007. Accordingly, no gains or losses were recorded. At December 31, 2008 and 2007, securities with a market value of approximately $3,727,924 and $8,696,853, respectively, were pledged as collateral for lines of credit and advances with correspondent banks. At December 31, 2008 and 2007, securities with a market value of approximately $4,638,464 and $0, respectively, were pledged as collateral for public deposits in accordance with the collateral agreement.

The following table shows gross unrealized losses and fair value, aggregated by investment category, and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2007. The Company had no unrealized losses as of December 31, 2008.

	December 31, 2007					
	Less than 12 months		12 months or more		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Mortgage-backed Securities	$ 4,715,487	$ (38,576)	$ 420,402	$ (8,046)	$ 5,135,889	$ (46,622)
	$ 4,715,847	**$ (38,576)**	**$ 420,402**	**$ (8,046)**	**$ 5,135,889**	**$ (46,622)**

The unrealized losses on investments were attributable to increases in interest rates, rather than credit quality. At December 31, 2007, unrealized losses are comprised of five securities that have had continuous losses of less than 12 months totaling $38,576 and one security that has had a continuous loss of 12 months or more totaling $8,046. None of the Company's securities were considered impaired at December 31, 2008. The Company has the intent and ability to hold these investments until a recovery of fair value, which may be at maturity.

NOTE 4 - LOANS RECEIVABLE

The composition of net loans by major loan categories is as follows for the years ended December 31:

	2008	2007
Real estate:		
Mortgage	$ 50,806,898	$ 42,690,242
Construction, land and land development	17,995,142	18,027,664
Total real estate loans	68,802,040	60,717,906
Commercial and industrial	4,793,257	4,561,846
Consumer and other	984,411	592,378
Agriculture	850,000	—
Deferred origination fees, net	(66,487)	(107,671)
Gross loans receivable	75,363,221	65,764,459
Less allowance for loan losses	(1,075,776)	(677,850)
Loans receivable, net	**$ 74,287,445**	**$ 65,086,609**

The Company has pledged certain loans as collateral to secure its borrowings from the Federal Home Loan Bank of Atlanta. The total of loans pledged was $25,065,657 as of December 31, 2008.

NOTE 4 - LOANS RECEIVABLE (continued)

Nonaccrual loans, which are all loans ninety days or more delinquent, totaled $1,639,092 and $528,387 at December 31, 2008 and 2007, respectively. For the years ended December 31, 2008 and 2007, interest income which would have been recorded would have been $56,324 and $27,759, respectively, had nonaccruing loans been current in accordance with their original terms. Additionally, as of December 31, 2008, the Bank had one loan totaling $31,363 which was ninety days or more past due and still accruing interest. As of December 31, 2007, the Bank had no loans ninety days or more past due and still accruing interest.

At December 31, 2008, the Bank had fifteen loans to eleven borrowers that were impaired totaling $2,462,246. Nine of these loans totaling $2,206,339 are secured by real estate, three loans totaling $45,607 are secured by automobiles, one loan totaling $172,640 is secured by business assets including accounts receivable, inventory, furniture, fixtures and equipment and two loans totaling $37,660 are unsecured. Three of these impaired loans to one borrower were performing troubled debt restructured loans totaling $414,369 for which no specific reserve has been set aside. At December 31, 2007, the Bank had three loans that were impaired totaling $528,387. All of these loans were secured by real estate.

Included in the allowance for loan losses at December 31, 2008 and December 31, 2007 was $456,667 and $162,775, respectively, related to impaired loans. The average recorded investment in impaired loans for the year ended December 31, 2008 and December 31, 2007 was $1,483,392 and $142,588, respectively. The Bank recognized interest income totaling $2,733 related to one impaired loan during fiscal 2008. The Bank recognized no interest income on impaired loans during fiscal 2007.

Under current Federal Reserve regulations, the Bank is limited to the amount it may loan to the Company. Loans made by the Bank may not exceed 10% and loans to all affiliates may not exceed 20% of the bank's capital, surplus and undivided profits, after adding back the allowance for loan losses. There were no loans outstanding between the Bank and the Company at December 31, 2008 and 2007.

The composition of gross loans by rate type is as follows for the years ended December 31:

	2008	2007
Variable rate loans	$ 26,752,383	$ 17,747,240
Fixed rate loans	48,677,325	48,124,890
Deferred origination fees, net	(66,487)	(107,671)
Gross loans	**$ 75,363,221**	**$ 65,764,459**

The allowance for loan losses is available to absorb future loan charge-offs. The allowance is increased by provisions charged to operating income and by recoveries of loans that were previously written-off. The allowance is decreased by the aggregate loan balances, if any, that were deemed uncollectible during the year.

NOTE 4 - LOANS RECEIVABLE (continued)

Transactions in the allowance for loan losses for the years ended December 31 are summarized below:

	2008	2007
Balance, beginning of year	$ 677,850	$ 389,340
Provision charged to operations	637,200	291,584
Charge-offs	(239,412)	(5,230)
Recoveries	138	2,156
Balance, end of year	**$ 1,075,776**	**$ 677,850**

NOTE 5 - PREMISES, FURNITURE AND EQUIPMENT

Property and equipment are stated at cost less accumulated depreciation. Components of property and equipment included in the consolidated balance sheets are as follows at December 31:

	2008	2007
Leasehold improvements	$ 1,041,832	$ 236,549
Furniture and equipment	657,214	491,727
Accumulated depreciation	(521,072)	(330,825)
Total property and equipment	**$ 1,177,974**	**$ 397,451**

Depreciation expense for the years ended December 31, 2008 and 2007 was $195,418 and $170,977, respectively.

NOTE 6 - DEPOSITS

At December 31, 2008 the scheduled maturities of certificates of deposit are as follows:

2009	$ 34,233,579
2010	3,384,429
2011	1,203,136
2012	114,663
	$ 38,935,807

Included in the maturity schedule is $10,426,000 of brokered CDs with a weighted average interest rate at December 31, 2008 of 4.09%.

NOTE 7 - ADVANCES FROM THE FEDERAL HOME LOAN BANK

As of December 31, 2008 and 2007, the Bank had advances from the Federal Home Loan Bank of Atlanta ("FHLBA") in the amount of $16,500,000 and $5,000,000, respectively. FHLBA advances are collateralized by pledged FHLBA stock, certain commercial and residential loans, including home equity lines of credit and by a portion of our investment portfolio. The $5,000,000 advance whose scheduled maturity is November 29, 2017 pays interest quarterly and contains conversion options. The remaining advances have fixed interest rates, bullet maturities, pay interest monthly and do not have conversion options. All FHLBA advances are subject to prepayment penalties.

FHLBA advances as of December 31:

Maturity	Rate	2008	2007
11/30/2009	3.3400%	1,000,000	—
03/12/2010	2.6400%	5,000,000	—
05/28/2010	3.5800%	1,000,000	—
05/31/2011	3.9300%	1,000,000	—
07/11/2011	3.6675%	1,000,000	—
07/10/2012	3.8990%	1,000,000	—
09/12/2012	3.7000%	750,000	—
09/12/2013	3.8500%	750,000	—
11/29/2017	3.4840%	5,000,000	5,000,000
Total advances from FHLBA		**$ 16,500,000**	**$ 5,000,000**

NOTE 8 - STOCK COMPENSATION PLAN

Under the terms of the original employment agreements with the Company's Chief Executive Officer ("CEO"), Chief Credit Officer ("CCO"), Chief Operating Officer ("COO") and the Company's Chief Financial Officer ("CFO"), stock options were granted to each as part of their compensation and benefits package. Under these agreements, the CEO was granted options to purchase common stock equal to 2% of the shares sold in the initial offering or 25,031 options. The CCO and the COO were granted options to purchase common stock equal to 1% of the shares sold in the initial offering or 12,516 options to each. The CFO was granted 10,000 stock options. These options vest over a five year period. The options have an exercise price of $10 per share and terminate ten years after the date of grant.

The Company has also granted a total of 49,250 stock options to its employees. Of these, 23,500 were granted in 2008 and 7,750 were granted in 2007. These options vest over a five year period. Years will be measured from the grant dates. The options have an exercise price of $8.85 to $11 per share and terminate ten years after the date of grant. The weighted average grant date fair value was $8.85 and $11 per share in 2008 and 2007, respectively. No options have been exercised. Of these, 17,000 have been forfeited As of December 31, 2008 there was $164,658 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the plan. That cost is expected to be recognized over a weighted average period of 2.92 years. The total fair value of the shares vested during the years ended December 31, 2008 and 2007 was $60,916 and $46,439, respectively.

NOTE 8 - STOCK COMPENSATION PLAN (continued)

A summary of the status of the Company's stock options as of December 31, and changes during the year are presented below:

	2008		2007	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at January 1,	69,813	$ 10.11	69,563	$ 10.00
Granted	23,500	8.85	7,750	11.00
Exercised	—	—	—	—
Forfeited	(1,000)	11.00	(7,500)	10.00
Expired	—	—	—	—
Outstanding at December 31,	**92,313**	**$ 9.78**	**69,813**	**$ 10.11**

At December 31, 2008 and 2007, 26,175 and 12,413 of these options were exercisable.

The following table summarizes information about the stock options outstanding under the Company's Plan at December 31, 2008:

	Outstanding	Exercisable
Number of options	92,313	26,175
Weighted average remaining life	8.00 years	7.56 years
Weighted average exercise price	$ 9.78	$ 10.05
High exercise price	$ 11.00	$ 11.00
Low exercise price	$ 8.85	$ 10.00
Aggregate intrinsic value	$ 0.00	$ 0.00

	Shares	Weighted Average Grant-Date Fair Value
Nonvested at January 1, 2008	57,400	$ 3.26
Granted	23,500	$ 2.84
Vested	(13,762)	$ 3.31
Forfeited	(1,000)	$ 3.78
Nonvested at December 31, 2008	**66,138**	**$ 3.20**

NOTE 9 - STOCK WARRANTS

The organizers of the Company received stock warrants giving them the right to purchase one share of common stock for every share they purchased in the initial offering of the Company's common stock up to 10,000 shares at a price of $10 per share. A total of 80,000 warrants were granted in 2006. The warrants vest over a five year period. All unexercised organizer warrants expire on the tenth anniversary of the opening date of the bank, subject to earlier termination in certain circumstances pursuant to individual stock warrant agreements. There were no warrants granted, exercised or forfeited in 2008 or 2007.

At December 31, 2008 and 2007, 32,000 and 16,000 warrants were exercisable, respectively.

NOTE 10 - INCOME TAXES

Income tax benefit for the years ended December 31, is summarized as follows:

	2008	2007
Current portion		
Federal	$ —	$ —
State	—	—
Total current	—	—
Deferred income tax provision (benefit)	(63,998)	(250,453)
Income tax expense (benefit)	(63,998)	(250,453)
Income tax expense (benefit) is allocated as follows:		
To continuing operations	(251,794)	(261,023)
To shareholders' equity	187,796	10,570
Income tax expense (benefit)	**$ (63,998)**	**$ (250,453)**

The gross amounts of deferred tax assets and deferred tax liabilities are as follows:

	2008	2007
Deferred tax assets:		
Allowance for loan losses	$ 299,802	$ 164,507
Net operating loss carryforward	790,164	655,137
Organizational and start-up costs	198,734	215,308
Accumulated depreciation	—	31,248
Other	56,207	49,491
New jobs tax credit carryforwards	57,750	—
Total deferred tax assets	1,402,657	1,115,691
Deferred tax liabilities:		
Accumulated depreciation	21,520	—
Unrealized gain on securities available for sale	198,366	10,570
Net capitalized loan costs and fees	12,909	16,493
Prepaid expenses	32,550	15,315
Total deferred tax liabilities	265,345	42,378
Net deferred tax asset	**$ 1,137,312**	**$ 1,073,313**

Deferred tax assets represent the future tax benefit of deductible differences and, if it is more likely than not that a tax asset will not be realized, a valuation allowance is required to reduce the recorded deferred tax assets to net realizable value. As of December 31, 2008 and 2007, management has not recorded a valuation allowance. Net deferred tax assets are recorded in other assets on the Company's consolidated balance sheets.

The Company has a net operating loss for Federal income tax purposes of $2,324,012 as of December 31, 2008. This net operating loss begins to expire in the year 2026.

NOTE 10 - INCOME TAXES (continued)

A reconciliation between the income tax expense and the amount computed by applying the Federal statutory rate of 34% for 2008 and 2007 to income before income taxes follows:

	2008	2007
Tax benefit at a statutory rate	$ (251,811)	$ (282,155)
Stock-based compensation	38,089	33,118
Other	(38,072)	(11,986)
Income tax benefit	**$ (251,794)**	**$ (261,023)**

The Company has analyzed the tax positions taken or expected to be taken in its tax returns and concluded it has no liability related to uncertain tax positions in accordance with FIN 48. The Company's policy is to classify any interest or penalties recognized in accordance with FIN 48 as interest expense or noninterest expense, respectively. Years ended December 31, 2005 through December 31, 2007 remain open for audit for all major jurisdictions.

NOTE 11 – BENEFIT PLAN

During fiscal 2007, the Company established a defined contribution plan covering substantially all employees. The Company contributes a matching contribution of 100% of employee salary deferral contributions up to 3% of salary, plus 50% of employee salary deferral contributions from 3% to 5% of salary for the plan year. Matching contribution expense was $ 49,762 and $39,363 for fiscal 2008 and 2007, respectively.

NOTE 12 - LEASES

The Company has entered into various lease agreements which are more fully described below.

The Company entered into a lease agreement for a minimum term of thirty-six months which ended on October 15, 2007. This lease was amended on January 24, 2007. On March 27, 2007, this lease agreement was extended for an additional three-year term, ending in October 14, 2010 with a monthly rental amount of $4,928. This lease provides for one additional three-year renewal term with monthly rental amounts $5,292. This space served as the main branch location for the Bank until it was consolidated with the operations center into a new location in July 2008. The Bank is attempting to sub-lease this space for the duration of the current option extension and does not intend to renew beyond the expiration of the current option period.

On January 1, 2007, the Company opened a loan production office on Hilton Head Island, South Carolina. This location was converted to a full-service branch on October 26, 2007. The leased facility was sold in August 2007 to a limited liability corporation owned primarily by directors of the Company. The Company entered into a new lease agreement beginning August 1, 2007 for a minimum of ten years. The lease agreement provides for two ten year renewal terms. Monthly rental expense for the first two years of the lease is $2,000. At the end of the second year of the initial term, and at the end of each subsequent two year period and of any renewal term of this lease, the base rent may be adjusted according to the provisions in the lease.

The Company has assumed liability for a lease agreement for an automobile. The lease terms call for monthly payments of $400. On January 3, 2008, this lease was extended for an additional year with the same lease payment, terms and conditions contained in the original agreement. On August 21, 2008, the Company exchanged the leased automobile and entered into a new lease agreement on the new automobile. The lease terms call for monthly payments of $400 and expires on August 20, 2011.

NOTE 12 - LEASES (continued)

The Bank entered into a lease agreement on February 5, 2008 for a minimum term of fifteen years, ending on December 31, 2022. The lease agreement provides for two five year renewal terms. Monthly rental expense for the first year of the lease is $9,572. At the end of the first year of the initial term, and at the end of each subsequent year, the base rent will be adjusted according to the provisions in the lease. A Commercial Lease Addendum was signed on March 25, 2008 which adjusted the monthly rental expense for the first year of the lease to $8,993. The Addendum also adjusted the monthly base rent due after the first year for the duration of the lease. This space consolidated the existing main branch location and the Operations Department in July 2008.

Rental expense for the year ending December 31, 2008 totaled $220,934. Rental expense for the year ending December 31, 2007 totaled $127,815.

Under these assumptions, minimum future rental payments under non-cancelable operating leases having remaining terms in excess of one year for each of the next five years in the aggregate are:

2009	$ 199,077
2010	$ 189,897
2011	$ 144,979
2012	$ 145,454
2013	$ 149,097

NOTE 13 - RELATED PARTY TRANSACTIONS

Certain parties (principally certain directors and executive officers of the Company, their immediate families and business interests) were loan customers of and had other transactions in the normal course of business with the Company. Related party loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than the normal risk of collectability. As of December 31, 2008, the Company had related party loans totaling $2,727,054. Advances made totaled $3,855,629 and repayments totaled $3,822,702 during the year ended December 31, 2008. The Company had related party loans totaling $2,694,127 as of December 31, 2007. Advances made totaled $2,628,123 and repayments totaled $717,664 during the year ended December 31, 2007.

Deposits by directors, including their affiliates and executive officers, at December 31, 2008 and 2007 were $7,839,413 and $4,668,086, respectively.

One of the leases described in Note 12 is with a limited liability corporation that is owned primarily by the directors of the Company. The expense associated with this lease totaled $36,439 and $34,459 for the years ended December 31, 2008 and 2007, respectively.

NOTE 14 - COMMITMENTS AND CONTINGENCIES

The Company is subject to claims and lawsuits which arise primarily in the ordinary course of business. Management is not aware of any legal proceedings which would have a material adverse effect on the financial position or operating results of the Company.

NOTE 15 - LOSS PER SHARE

Basic loss per share is computed by dividing net loss by the weighted-average number of common shares outstanding. Diluted loss per share is computed by dividing net income (loss) by the weighted-average number of common shares outstanding and dilutive common share equivalents using the treasury stock method. Due to the net loss, there were no dilutive common share equivalents outstanding during 2008 or 2007; therefore, basic loss per share and diluted earnings per share were the same.

	2008	2007
Net loss per share - basic computation:		
Net loss to common shareholders	$ (488,826)	$ (568,846)
Average common shares outstanding – basic	1,251,577	1,251,577
Basic loss per share	$ (.39)	$ (.45)

NOTE 16 - REGULATORY MATTERS

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions by regulators that, if undertaken, could have a direct adverse material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum ratios of Tier 1 and total capital as a percentage of assets and off-balance-sheet exposures, adjusted for risk weights ranging from 0% to 100%. Tier 1 capital consists of common shareholders' equity, excluding the unrealized gain or loss on securities available-for-sale, minus certain intangible assets. Tier 2 capital consists of the allowance for loan losses subject to certain limitations. Total capital for purposes of computing the capital ratios consists of the sum of Tier 1 and Tier 2 capital. The regulatory minimum requirements are 4% for Tier 1 and 8% for total risk-based capital.

The Bank is also required to maintain capital at a minimum level based on total average assets, which is known as the leverage ratio. Only the strongest banks are allowed to maintain capital at the minimum requirement of 3%. All others are subject to maintaining ratios 1% to 2% above the minimum.

As of December 31, 2008 and 2007, the Bank exceeded its minimum regulatory capital ratios, as well as the ratios to be considered "well-capitalized".

As of the most recent regulatory examination, the Bank was deemed well-capitalized under the regulatory framework for prompt corrective action. To be categorized well-capitalized, the Bank must maintain total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table below. There are no conditions or events that management believes have changed the Bank's categories.

NOTE 16 - REGULATORY MATTERS (continued)

The following table summarizes the capital amounts and ratios of the Bank and the regulatory minimum requirements at December 31, 2008 and 2007:

	Actual		For capital adequacy purposes Minimum		To be well capitalized under prompt corrective action provisions Minimum	
	Amount	**Ratio**	**Amount**	**Ratio**	**Amount**	**Ratio**
(Dollars in thousands)						
As of December 31, 2008						
Total Capital (to risk weighted assets)	$ 8,972	12.88%	$ 5,572	8.0%	$ 6,965	10.0 %
Tier 1 Capital (to risk weighted assets)	8,099	11.63%	2,786	4.0%	4,179	6.0 %
Tier 1 Capital (to average assets)	8,099	8.61%	3,765	4.0%	4,706	5.0 %
As of December 31, 2007						
Total Capital (to risk weighted assets)	$ 9,172	14.65%	$ 5,007	8.0%	$ 6,258	10.0 %
Tier 1 Capital (to risk weighted assets)	8,495	13.57%	2,503	4.0%	3,755	6.0 %
Tier 1 Capital (to average assets)	8,495	11.26%	3,017	4.0%	3,771	5.0 %

The Federal Reserve guidelines contain an exemption from the capital requirements for "small bank holding companies." On March 31, 2007, the Federal Reserve changed the definition of a small bank holding company to bank holding companies with less than $500 million in total assets (an increase from $150 million under the prior rule). However, bank holding companies will not qualify under the new definition if they (i) are engaged in significant nonbanking activities either directly or indirectly through a subsidiary, (ii) conduct significant off-balance sheet activities, including securitizations or managing or administering assets for third parties, or (iii) have a material amount of debt or equity securities (including trust preferred securities) outstanding that are registered with the SEC. Although we have less than $500 million in assets, it is unclear at this point whether we otherwise meet the requirements for qualifying as a "small bank holding company." According to the Federal Reserve Board, the revision of the criterion to exclude any bank holding company that has outstanding a material amount of SEC-registered debt or equity securities reflects the fact that SEC registrants typically exhibit a degree of complexity of operations and access to multiple funding sources that warrants excluding them from the new policy statement and subjecting them to the capital guidelines. In the adopting release for the new rule, the Federal Reserve Board stated that what constitutes a "material" amount of SEC-registered debt or equity for a particular bank holding company depends on the size, activities and condition of the relevant bank holding company. In lieu of using fixed measurable parameters of materiality across all institutions, the rule provides the Federal Reserve with supervisory flexibility in determining, on a case-by-case basis, the significance or materiality of activities or securities outstanding such that a bank holding company should be excluded from the policy statement and subject to the capital guidelines. Prior to adoption of this new rule, our holding company was not subject to these capital guidelines, as it had less than $150 million in assets. Until the Federal Reserve provides further guidance on the new rules, it will be unclear whether our holding company will be subject to the exemption from the capital requirements for small bank holding companies. Regardless, the Bank is subject to, and complies with, these minimum capital requirements as set per bank regulatory agencies.

NOTE 17- LINES OF CREDIT

As of December 31, 2008, the Company had lines of credit to purchase federal funds from unrelated banks totaling $8,500,000, consisting of a $2,800,000 line secured by $3,153,875 of pledged investment securities, and $5,700,000 of unsecured lines. As of December 31, 2008, $236,500 was outstanding on the secured line of credit and $8,263,500 remained unused on lines of credit. The lenders have reserved the right to withdraw the unsecured lines at their option. These lines of credit are available on various structures for general corporate purposes.

At December 31, 2008, we had remaining available credit from FHLBA totaling $934,927 based upon existing pledged investment and loan collateral. At December 31, 2008, an additional $1,355,073 of credit was also available to the bank upon the receipt of additional collateral pledged to FHLBA.

As of December 31, 2008, we had $11,506,651 of lot loans pledged to Federal Reserve Bank of Richmond which produced lendable collateral value totaling $6,903,991 available for short-term advances at the Discount Window. For advances with maturities of twenty-eight days or less, the total lendable collateral value was available to the Bank. Seventy-five percent of the Bank's lendable collateral value was available for advances with maturities from twenty-nine to ninety days. The rate on the advances from the Discount Window is the Federal Reserve Discount Window rate. Advances from the Federal Reserve Discount Window are not subject to prepayment penalties. No advances from the Federal Reserve Bank were outstanding as of December 31, 2008.

NOTE 18 - RESTRICTIONS ON SUBSIDIARY DIVIDENDS, LOANS, OR ADVANCES

The ability of the Company to pay cash dividends to stockholders is dependent upon receiving cash in the form of dividends from its banking subsidiary. However, certain restrictions exist regarding the ability of the subsidiary to transfer funds in the form of cash dividends to the Company. State chartered banks are authorized to pay cash dividends up to 100% of net income in any calendar year without obtaining the prior approval of the State Board of Financial Institutions or the Commissioner of Banking provided that the Bank received a composite rating of one or two at the last examination conducted by the State or Federal regulatory authority. Otherwise, the Bank must file an income and expense report and obtain the specific approval of the State Board.

Under Federal Reserve Board regulations, the amount of loans or advances from the banking subsidiary to the parent company is also restricted as discussed in Note 4.

NOTE 19 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments consist of commitments to extend credit and standby letters of credit. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. A commitment involves, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheet. The Company's exposure to credit loss in the event of nonperformance by the other party to the instrument is represented by the contractual notional amount of the instrument. Since certain commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company uses the same credit policies in making commitments to extend credit as it does for on-balance-sheet instruments. Letters of credit are conditional commitments issued to guarantee a customer's performance to a third party and have essentially the same credit risk as other lending facilities.

NOTE 19 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK (continued)

Collateral held for commitments to extend credit and letters of credit varies but may include accounts receivable, inventory, property, plant, equipment and income-producing commercial properties.

The following table summarizes the Bank's off-balance-sheet financial instruments whose contract amounts represent credit risk at December 31:

	2008	2007
Commitments to extend credit	$ 11,500,006	$ 12,891,632
Commercial letters of credit	360,073	205,073
	$ 11,860,079	**$ 13,096,705**

NOTE 20 - FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of a financial instrument is the amount at which the asset or obligation could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Fair value estimates are made at a specific point in time based on relevant market information and information about the financial instruments. Because no market value exists for a significant portion of the financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors.

The following methods and assumptions were used to estimate the fair value of significant financial instruments:

Cash and Due from Banks — The carrying amount is a reasonable estimate of fair value.

Investment Securities — For securities available for sale, fair value equals the carrying amount which is the quoted market price.

Nonmarketable Equity Securities — The carrying value of nonmarketable equity securities approximates the fair value since no ready market exists for the stocks.

Loans receivable — For certain categories of loans, such as variable rate loans which are repriced frequently and have no significant change in credit risk, fair values are based on the carrying amounts. The fair value of other types of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

Deposits — The fair value of demand deposits, savings, and money market accounts is the amount payable on demand at the reporting date. The fair values of certificates of deposit are estimated using a discounted cash flow calculation that applies current interest rates to a schedule of aggregated expected maturities.

Advances from Federal Home Loan Bank — The fair value of fixed rate borrowings are estimated using a discounted cash flow calculation that applies the Company's current borrowing rate from the Federal Home Loan Bank. The carrying amounts of variable rate borrowings are reasonable estimates of fair value because they can be repriced frequently.

Federal Funds Purchased — Federal funds purchased are for a term of one day, and the carrying amount approximates the fair value.

Accrued Interest Receivable and Payable — The carrying value of these instruments is a reasonable estimate of fair value.

NOTE 20 - FAIR VALUE OF FINANCIAL INSTRUMENTS (continued)

Off-Balance-Sheet Financial Instruments — The carrying amount for loan commitments and standby letters of credit which are off-balance-sheet financial instruments approximates the fair value since the obligations are typically based on current market rates.

The Company has used management's best estimate of fair value based on the above assumptions. Thus, the fair values presented may not be the amounts that could be realized in an immediate sale or settlement of the instrument. In addition, any income taxes or other expenses, which would be incurred in an actual sale or settlement, are not taken into consideration in the fair value presented.

The estimated fair values of the Company's financial instruments at December 31, 2008 and 2007 are as follows:

	December 31, 2008		December 31, 2007	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial Assets:				
Cash and due from banks	$ 577,915	$ 577,915	$ 1,630,198	$ 1,630,198
Securities available for sale	16,388,747	16,388,747	13,599,116	13,599,116
Nonmarketable equity securities	891,200	891,200	318,400	318,400
Loans receivable	75,363,221	74,841,000	65,086,609	65,874,000
Accrued interest receivable	319,048	319,048	369,775	369,775
Financial Liabilities:				
Demand deposits, interest-bearing transaction and savings accounts	29,031,427	29,031,427	26,200,733	26,200,733
Time deposits	38,935,807	39,448,000	37,268,369	36,284,034
Advances from Federal Home Loan Bank	16,500,000	17,365,000	5,000,000	5,000,000
Federal funds purchased	236,500	236,500	3,838,200	3,383,200
Accrued interest payable	290,791	290,791	196,852	196,852
	Notional Amount	**Fair Value**	**Notional Amount**	**Fair Value**
Commitments to extend credit	$ 11,500,006	$ —	$12,891,632	$ —
Standby letters of credit	360,073	—	205,073	—

Effective January 1, 2008, the Company adopted SFAS No. 157, "Fair Value Measurements" ("SFAS 157") which provides a framework for measuring and disclosing fair value under generally accepted accounting principles. SFAS 157 requires disclosures about the fair value of assets and liabilities recognized in the balance sheet in periods subsequent to initial recognition, whether the measurements are made on a recurring basis (for example, available for sale investment securities) or on a nonrecurring basis (for example, impaired loans).

SFAS 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. SFAS 157 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

NOTE 20 - FAIR VALUE OF FINANCIAL INSTRUMENTS (continued)

Level 1 - Quoted prices in active markets for identical assets or liabilities. Level 1 assets and liabilities include debt and equity securities and derivative contracts that are traded in an active exchange market, as well as U.S. Treasuries, and money market funds.

Level 2 - Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 assets and liabilities include debt securities with quoted prices that are traded less frequently than exchange-traded instruments, mortgage- backed securities, municipal bonds, corporate debt securities, and derivative contracts whose value is determined using a pricing model with inputs that are observable in the market or can be derived principally from or corroborated by observable market data. This category generally includes certain derivative contracts and impaired loans.

Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation. For example, this category generally includes certain private equity investments, retained residual interests in securitizations, residential mortgage servicing rights, and highly-structured or long-term derivative contracts.

Assets and liabilities measured at fair value on a recurring basis are as follows as of December 31, 2008:

	Quoted Market Price in active markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Available for Sale Securities	$ —	$ 16,388,747	$ —
Total	$ —	$ 16,388,747	$ —

The Company has $2,462,246 of impaired loans measured at fair value as of December 31, 2008 on a nonrecurring basis. These loans are at a Level 2 input.

NOTE 21 - PARENT COMPANY FINANCIAL INFORMATION

Following is condensed financial information of Atlantic Bancshares, Inc. (parent company only):

Condensed Balance Sheets
December 31, 2008 and 2007

	December 31, 2008	December 31, 2007
Assets:		
Cash and cash equivalents	$ 348,985	$ 394,130
Deferred tax benefit	108,411	54,989
Investment in subsidiary	9,512,608	9,533,139
Total assets	**$ 9,970,004**	**$ 9,982,258**
Liabilities and Shareholders' Equity		
Shareholders' equity	9,970,004	9,982,258
Total liabilities and shareholders' equity	**$ 9,970,004**	**$ 9,982,258**

Condensed Statements of Operations
For the years ended December 31, 2008 and 2007

	2008	2007
Salaries and benefits	$ 112,025	$ 97,408
Other expense	45,145	45,089
Total expense	157,170	142,497
Loss before income tax benefit and equity in undistributed net loss of subsidiary	(157,170)	(142,497)
Income tax benefit	(53,421)	(12,549)
Equity in undistributed net loss of subsidiary	(385,077)	(438,898)
Net loss	**$ (488,826)**	**$ (568,846)**

NOTE 21 - PARENT COMPANY FINANCIAL INFORMATION (continued)

Condensed Statements of Cash Flows
For the years ended December 31, 2008 and 2007

	2008	2007
Operating activities		
Net loss	$ (488,826)	$ (568,846)
Adjustments to reconcile net loss to net cash used by operating activities		
Equity in undistributed net loss of subsidiary	385,077	438,897
Stock based compensation expense	112,025	97,408
Increase in other assets	(53,421)	(12,549)
Net cash used by operating activities	(45,145)	(45,090)
Net decrease in cash and cash equivalents	(45,145)	(45,090)
Cash and cash equivalents, beginning of year	394,130	439,220
Cash and cash equivalents, end of year	**$ 348,985**	**$ 394,130**

Atlantic Bancshares, Inc.

Corporate Data

ANNUAL MEETING:
The Annual Meeting of Shareholders of Atlantic Bancshares, Inc. will be held on May 22, 2009 at 10:00 AM at the Community Center, Oscar Frazier Park, 77 Shults Road, Bluffton, South Carolina 29910.

CORPORATE OFFICE:
One Sheridan Park Circle
Bluffton, South Carolina 29910
Phone: 843.815.7111
Fax: 843.815.7112

CORPORATE COUNSEL:
Nelson Mullins Riley & Scarborough, LLP
Poinsett Plaza, Suite 900
104 South Main Street
Greenville, South Carolina 29601

INDEPENDENT AUDITORS:
Elliott Davis, LLC
1901 Main Street, Suite 1650
Columbia, South Carolina 29202

STOCK TRANSFER AGENT:
First Citizens Bank & Trust Company
Institutional Trust Services Division
4300 Six Forks Road
Raleigh, North Carolina 27609

STOCK INFORMATION:
Our common stock is listed on the OTC Bulletin Board under the symbol "ATBA." As of March 1, 2009, there were 389 shareholders of record.

Our ability to pay cash dividends is dependent upon receiving cash in the form of dividends from Atlantic Community Bank. However, certain restrictions exist regarding the ability of the bank to transfer funds to us in the form of cash dividends. All of the bank's dividends to us are payable only from the undivided profits of the bank.

LOCATIONS:
Sheridan Park Branch
One Sheridan Park Circle
Bluffton, South Carolina 29910
Phone: 843.815.7111
Fax: 843.815.7112

Hilton Head Island Branch
One Corpus Christi Place, Suite 108
Hilton Head Island, South Carolina 29928
Phone: 843.785.3400
Fax: 843.785.3350

mailing: (all locations)
Post Office Box 3077
Bluffton, South Carolina 29910

Online:
www.atlanticcommunitybank.com

Telephone Banking
877.ACB.2472

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Atlantic Bancshares, Inc.

Board of Directors

Brian J. Smith, DMD
Chairman
Owner, Palmetto Dental Arts, PA

Edgar L. Woods
Vice Chairman
Owner, Palmetto Grain Brokerage, LLC

Gary C. Davis
Director of Sales, Tradition National

Frederick Anthony Nimmer, III
President, Nimmer Turf + Tree Farm

Robyn Josselson Shirley
Practice Manager, Southeastern Oral & Maxillofacial Surgery Center, Inc.

Mark S. Simpson
Attorney, Jones Patterson Simpson & Newton, PA

Robert P. Trask
President & Chief Executive Officer
Atlantic Bancshares, Inc., Atlantic Community Bank

Allen B. Ward
President, Ward Edwards, Inc.



Atlantic Bancshares, Inc.

Executive Officers

Robert P. Trask

President & Chief Executive Officer



Robert P. Trask, 46, has served as our president and chief executive officer since 2004. He is a native of Beaufort and has lived in southern Beaufort County since 1989. His 20 years of commercial bank experience are concentrated in the coastal communities of Charleston, Beaufort, Hilton Head Island and Bluffton, South Carolina and Savannah, Georgia. He earned a bachelors degree in financial management from Clemson University and a masters degree in business administration from the University of South Carolina. Mr. Trask is a trustee for both the Community Foundation of the Lowcountry, Inc. and Technical College of the Lowcountry Foundation, Inc. Mr. Trask also serves as Group I Director of the South Carolina Bankers Association's Community Bankers Council. Mr. Trask is a fellow of the Liberty Fellowship Class of 2009. In May 2008, Mr. Trask served as a participant in the Aspen Seminar of the Aspen Institute.

Michelle M. Pennell

Chief Financial Officer



Michelle M. Pennell, 42, is our chief financial officer and executive vice president. Ms. Pennell has been a resident of the low country area for over 17 years. She earned her bachelor of business administration degree in finance from James Madison University in Virginia, graduating magna cum laude. She joined the bank in January 2006 and was promoted to her current position in May 2006. She served as the Vice President and Treasurer of Atlantic Savings Bank, a wholly-owned subsidiary of Wachovia Corporation, on Hilton Head Island for over seven years, from 1991 to 1998. In addition, Ms. Pennell has substantial experience in many levels of accounting and finance across the hotel/restaurant, retail and non-profit sectors. Ms. Pennell has participated in a variety of leadership positions in community organizations over the years. She is a graduate of Hilton Head Island/ Bluffton Chamber of Commerce Leadership Program.

Todd D. Hoke

Chief Credit Officer



Todd D. Hoke, 37, is our Chief Credit Officer and Executive Vice President. Mr. Hoke joined the bank in 2005 during its formation phase. From 2004 to 2005, he was the Vice President of Commercial Lending for the Hilton Head Island branch of Carolina First charged with managing a substantial commercial loan portfolio. Prior to that, he was the Assistant Vice President for the Bluffton branch of BB&T. Mr. Hoke began his employment with BB&T in 1999 and his responsibilities included establishing infrastructure and developing business for BB&T's de novo Bluffton branch. From 1996 to 1999, Mr. Hoke was employed by the Wachovia Corporation in Hilton Head Island starting as a commercial credit analyst and was promoted to commercial lender. He received his bachelor of science degree in business administration from Bowling Green State University in Ohio. He is also a graduate of the Risk Management Association's Commercial Lending School. Mr. Hoke has been a resident of the low country area for over 14 years. He is a graduate of Hilton Head Island/Bluffton Chamber of Commerce Leadership Program.

Karen B. Sprague

Chief Operations Officer



Karen B. Sprague, 38, is our Chief Operations Officer and Executive Vice President. Ms. Sprague has been a resident of the low country area since 1993. Ms. Sprague joined the bank in September 2005 during its formation phase. Prior to that, she served as Branch Manager of the Hilton Head Island branch of First Federal from 2001 to 2005. From 1993 to 2005, Ms. Sprague served Liberty Savings Bank in various capacities ending as Assistant Vice President and Sales Manager. Ms. Sprague earned her bachelor of arts degree in sociology from The College of Wooster in Ohio. She is past President and current member of the Zonta Club of Hilton Head Island. She currently serves on the South Carolina Bankers Association Disaster Recovery Committee and is Vice President of the League of Women Voters of the Bluffton Area. Ms. Sprague is also a graduate of Hilton Head Island/ Bluffton Chamber of Commerce Leadership Program.

Atlantic Bancshares, Inc.

NOTES

atlantic®
community bank
It's your money. It's your bank.



one sheridan park circle
post office box 3077
bluffton, south carolina 29910

phone: 843.815.7111
fax: 843.815.7112



one corpus christie place, suite 108
executive center
hilton head island, south carolina 29928

phone: 843.785.3400
fax: 843.785.3350